HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

May 16, 2016

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C. 20549

Mr. Trace W. Rakestraw

Attorney Advisor

U.S. Securities and Exchange Commission
Division of Investment Management — Disclosure Review Office

100 F Street N.E.
Washington, D.C. 20549

RE:         Main Street Capital Corporation — Registration Statement on Form N-2

(File No. 333-203147) (the “Registration Statement”)

Dear Ms. Fettig and Mr. Rakestraw:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 25, 2016 relating to the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 4 to the Registration Statement.

Legal Comments

1.             General

1. Please confirm whether there have been any changes to the terms of the Company’s underwriting arrangements that would require the Company to submit those terms to the Financial Industry Regulatory Authority, Inc., or FINRA, for review.

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC

Response: The Company confirms to the Staff that there has been no change to the terms of any current underwriting arrangement that would require additional review by FINRA. Further, the Company confirms that it will submit, or ensure that the applicable underwriter submits, any underwritten offering to FINRA for its prior approval of the underwriting terms.

2.             Prospectus Summary

2. Please disclose any amounts payable by the Company to the External Investment Manager and confirm that the disclosure is consistent with the appropriate accounting treatment for income derived from the External Investment Manager.

Response: The Company confirms that no amounts were paid or are payable to the External Investment Manager by the Company.

3. With regard to the Company’s “Private Loan” portfolio, please clarify in the disclosure what is meant by the term “private”.

Response: The Company has revised the disclosure accordingly. See page 3 of Post-Effective Amendment No. 4.

4. The Staff refers to the disclosure describing the correlation between the Company’s lower middle market, or LMM, investment strategy and the broader debt and equity markets. Consider including similar disclosure explaining the Company’s view of the correlation between its other investment strategies and the broader debt and equity markets.

Response: The Company has deleted the disclosure regarding the correlation between the Company’s LMM investment strategy and the broader debt and equity markets as this concept is adequately covered for all of the Company’s investment strategies in discussions describing the Company’s portfolio investment valuation process and procedures elsewhere in the prospectus. See page 2 of Post-Effective Amendment No. 4.

5. Consider expanding the disclosure describing the Company’s “Other Portfolio” investments, including a discussion of what the “Other Portfolio” investments typically consist of and how the Company decides to make an investment in “Other Portfolio” investments.

Response: The Company believes its current disclosure that the “Other Portfolio” consists “of investments which are not consistent with the typical profiles for [its] LMM, Middle Market or Private Loan portfolio investments, including investments which may be managed by third parties” is adequate disclosure in the prospectus summary as investments that are held in this portfolio do not fit into the other categories and may not necessarily have any common characteristics. The Company further advises the Staff that the Company makes Other Portfolio investments when it determines that making an investment outside of its core investment strategies would be beneficial to the investment portfolio and that additional clarification in the disclosure is not necessary, especially given the fact that the entire “Other Portfolio” is less than 5% of the Company’s total investment portfolio.  In addition, each of the “Other Portfolio” investments is identified on the Consolidated Schedule of Investments with a description of each individual investment’s “Business Description”.

6. Under the heading “Business Strategies”, the disclosure states that the Company plans to invest in companies with “proven revenue streams”, while the disclosure below the heading “Risk Factors” notes that the Company’s investments “may have shorter operating histories”. Please confirm whether the Company believes that these two statements are consistent and consider clarifying in the disclosure that these two points are consistent.

Response: The Company respectfully submits that the two statements identified are not inconsistent since companies can establish proven revenue streams over a shorter operating history.  A business strategy of the Company is to “generally invest in companies with…proven revenue streams”, but a risk factor to consider when investing in the Company is that certain portfolio companies “may have shorter operating histories.”

3.             Risk Factors

7. In the risk factor titled “Regulations governing our operations as a BDC…”, please include disclosure that the Company’s unsecured debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future secured indebtedness of the Company and other obligations of its subsidiaries.

Response: The Company has revised the disclosure accordingly. See page 18 of Post-Effective Amendment No. 4.

8. In the risk factor titled “Regulations governing our operations as a BDC…”, consider referencing in the first bullet point an explanation of the modified asset coverage test applicable to the Company under its exemptive relief.

Response: The Company has revised the disclosure accordingly. See page 18 of Post-Effective Amendment No. 4.

9. In the risk factor titled “Regulations governing our operations as a BDC…”, consider clarifying that the Company does not currently have authorization from its shareholders to issue common stock at a price below its then current net asset value per share and is not seeking such approval at its 2016 annual shareholder meeting.

Response: The Company has revised the disclosure accordingly. See page 18 of Post-Effective Amendment No. 4.

10. In the risk factor titled “Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy” explain why “federal immigration laws” are singled out in the disclosure.

Response: The Company has revised the disclosure to remove the reference to “federal immigration laws”. See page 27 of Post-Effective Amendment No. 4.

11. In the risk factor titled “We are highly dependent on information systems…” please explain how “disease pandemics” could effect to the Company’s information systems or otherwise revise the risk factor.

Response: The Company has revised the disclosure to remove the reference to “disease pandemics.” See page 28 of Post-Effective Amendment No. 4.

12. The Staff refers to the risk factor titled “Continuation of the current decline in oil and natural gas…”Please clarify if there is any investment focus on oil and gas companies that makes this risk more pronounced, and if so, consider including this focus in the “Investment Strategies” section.

Response: The Company confirms that it does not have an investment focus on oil and gas companies that makes this risk more pronounced, and therefore no change to the Company’s “Investment Strategies” section is necessary.

13. The Staff refers to the risk factor titled “We may not have the funds or ability to make additional investments in our portfolio companies.” Please confirm whether the Company is contractually obligated to make any of the investments identified in this risk factor.

Response: The Company advises the Staff that it is under no obligation to fund additional investments in its portfolio companies except as disclosed in “Note N — Commitments and Contingencies” included in its Notes to Consolidated Financial Statements.

14. In the risk factor titled “Our Marketable securities and idle funds investments…” where the disclosure refers to below investment grade investments, add disclosure stating that these investments are commonly referred to as “junk”.

Response: The Company has revised the disclosure accordingly. See page 33 of Post-Effective Amendment No. 4.

15. Explain in the response letter why the removal from an index, such as the Russell U.S. Indices and Standard and Poor’s Dow Jones Indices, would cause the market price of the Company’s common stock to fluctuate and provide the background for the inclusion of this risk. Consider clarifying the disclosure to identify the event referred to in the risk.

Response: The Company advises the Staff that the removal of a certain type of security from a market index, such as the removal of business development company (“BDC”) common stock from the Russell and S&P indices, eliminates a built-in price support system for the Company’s common stock. Further, removal from a market index would require funds that track that market index to sell their shares in the security removed from the index. The Company has revised the disclosure to clarify that the example referred to in the risk factor is the removal of BDC common stock from the Russell and S&P indices.

4.             Management’s Discussion and Analysis of Financial Condition and Results of Operations

16. The Staff notes that the disclosure under the heading “Organization” notes that the Company’s Middle Market investments are generally headquartered in the United States. Please confirm that any Middle Market investments headquartered outside of the United States are not considered good assets in determining the Company’s compliance with the 70% asset test.

Response: The Company confirms to the Staff that Middle Market investments headquartered outside of the United States are not considered good assets in determining the Company’s compliance with the 70% asset test.

17. Consider whether it is necessary to revise the disclosure stating that Private Loan investments are “typically similar in size, structure, terms and conditions” to investments in the Company’s LMM and Middle Market portfolios given that the Private Loan investments currently appear to more closely resemble the Company’s LMM investments on.

Response: The Private Loan portfolio contains investments that are similar in size, structure, terms and conditions to investments the Company holds in both its LMM portfolio and its Middle Market portfolio, but Private Loan investments are originated through strategic relationships with other investment funds on a collaborative basis.

18. Confirm whether the Company invests in other investment companies or private funds, and if so, consider adding a risk factor to that extent.

Response: The Company advises the Staff that while the Company has made, and may in the future continue to make, investments in other investment companies or private funds, the amount of such investments is immaterial relative to the Company’s investment portfolio (< 5%) and it does not believe additional risk disclosure is necessary at this time.

19. Where the disclosure states that because the External Investment Manager may receive performance-based fee compensation that this may have an incentive to allocate opportunities to managed funds instead of the Company, add disclosure stating that there are currently policies and procedures in place to avoid this conflict.

Response: The Company has revised the disclosure accordingly.  See pages 4, 50 and 77 of Post-Effective Amendment No. 4.

20. In the chart below the heading “Comparison of years ended December 31, 2015 and 2014” include a percentage for the net change in net realized gain (loss) from investments.

Response: Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015, the Company will exclude a “% Net Change” for “Net realized gain (loss) from investments”, “Net change in net unrealized appreciation (depreciation)” and “Income tax benefit (provision)” amounts for consistency as these amounts can move from positive to negative in any given period and could result in a percentage change that is not relevant or meaningful.

5.             Management

21. Under the heading “Non-Director Officers,” please clarify which individuals are responsible for the Company’s daily portfolio management as required by Item 9(1)(c).

Response: The Company has revised the disclosure accordingly. See page 127 of Post-Effective Amendment No. 4.

22. Under the heading “Executive Compensation Components” confirm whether reference should be made to the 2015 Equity and Incentive Plan rather than the 2008 Equity Incentive Plan.

Response: The reference to the 2008 Equity Incentive Plan is correct as used since grants of restricted stock in 2015 were made under the 2008 Equity Incentive Plan.  There is a reference to the 2015 Equity and Incentive Plan later in the section to note that that plan has been approved by the Company’s Board of Directors and will be used for future grants.

Accounting Comments

Portfolio Companies, Page 82

1.     Please disclose the percentage of class held as required by Item 8.6(a) of Form N-2.

Response: The Company has revised the disclosure accordingly. See pages 87 to 125 of Post-Effective Amendment No. 4.

Consolidated Balance Sheets, F-3

2. What is the composition of “Cash and Cash Equivalents” at 12/31/15 ($20,331,000)? If any investments are in money market mutual funds or other investment companies, these investments should be disclosed separately on the Schedule of Investments.

Response: “Cash and cash equivalents” on the consolidated balance sheet at December 31, 2015 only includes cash. The Company confirms that such line item does not include investments in any money market mutual funds or other investment companies. However, to the extent the Company has investments in any money market mutual funds or other investment companies in the future, such investments will be included separately in the Company’s schedule of investments to the extent required by Rule 12-12 of Regulation S-X.

Consolidated Statements of Operations, Page F-4

3. The Staff notes that the amount of expenses charged to the External Investment Manager is accounted for as a negative expense. Please explain the accounting guidance that led the Company to present the amount as a negative expense.

Response: As noted in the footnotes to the Company’s financial statements, the Company advises the Staff that the Company performs its third party advisory services through the

External Investment Manager in order to continue to comply with the “source-income” requirements contained in the regulated investment company (“RIC”) tax provisions under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  This structure also required the Company to obtain exemptive relief from the SEC to allow the Company to own the External Investment Manager upon its registration as a registered investment adviser (“RIA”) under Investment Advisers Act of 1940, as amended.

The Company maintains a contractual sharing agreement with the External Investment Manager whereby the Company has agreed to share employees with the External Investment Manager in exchange for reimbursement of the allocable costs of the Company in performance of the agreement.  The Company does not view these costs allocated to the External Investment Manager as “negative expense” but instead costs that are shared with and allocated to the External Investment Manager.

As noted in the footnotes to the Company’s financial statements, under regulations pursuant to Article 6 of Regulation S-X applicable to BDCs and Accounting Standards Codification 946, Financial Services—Investment Companies (“ASC 946”), the Company is precluded from consolidating other entities in which the Company has equity investments, including those in which it has a controlling interest, unless the other entity is another investment company. An exception to this general principle in ASC 946 occurs if the Company holds a controlling interest in an operating company that provides all or substantially all of its services directly to the Company or to its portfolio companies.  Accordingly, the Company’s treatment of the External Investment Manager as an unconsolidated subsidiary is a result of the External Investment Manager not being an investment company and conducting all of its investment management activities for parties other than the Company or its portfolio companies.  Therefore, the External Investment Manager is required to be accounted for as a portfolio investment of the Company and is not included as a consolidated subsidiary of the Company in the Company’s consolidated financial statements.

Since the External Investment Manager is wholly-owned by the Company, but is not consolidated in the Company’s financial statements, the Company concluded that it was not appropriate to charge a profit or margin on the costs of sharing of the employees with the External Investment Manager (and thereby create net income to the Company).  Instead, the Company concluded that it was most appropriate to only allocate the share of the cost of the shared employees related to the External Investment Manager for the cost for these services because the intent of the contract was to allocate expenses to the party who was ultimately responsible for the incurrence of such expense.  As a result, pursuant to the Company’s agreement with the External Investment Manager, the External

Investment Manager reimburses the Company for allocated expenses incurred as a result of its operations (but not for any profit on such expenses).

In order to ease the administrative burden relating to the cost sharing arrangement, the Company elected to execute the cost sharing arrangement through an allocation of costs to the External Investment Manager and have it reimburse the Company for such allocation instead of requiring the External Investment Manger to directly pay a portion of the shared costs.  The Company feels that the economic reality of the cost sharing arrangement is properly reflected in its consolidated financial statements.

The Company views the relevant accounting guidance for presenting the allocated expenses of the Company as a part of expense is found in SAB Topic 1.B, “Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.”  While the Company is not aware of specific accounting guidance regarding presenting its total costs net of the allocated expenses versus presenting a separate line on the income statement illustrating the allocated amounts, in order to provide the user of the Company’s financial statements the ability to determine both the gross and net amount of expenses the Company incurs, the Company concluded that it was most beneficial to the user of the Company’s financial statements to separately show the amount of costs allocated to the External Investment Manager for its portion of the shared expenses in the Company’s income statement.  The Company concluded that this presentation is the most conservative and provides more transparency for the user of the financial statements.

In addition, all of the above information regarding the agreements between the Company and the External Investment Manager and the Company’s related accounting for this relationship is included in the Company’s footnotes to its financial statements (see specifically footnotes A.1., A.2 and D).

4. General and administrative expenses represent over 5% of total expenses. Is there any individual expense representing more than 5% of total expenses included in this caption? If so, these expenses should be disclosed separately in accordance with Regulation S-X, Article 6-07.2(b). Consider including detail of general and administrative expenses in the notes to financial statements.

Response: The Company confirms that all individual expense items that are greater than 5% of total expenses are broken out in the consolidated statements of operations. Due to the lack of significance of the individual general and administrative expense items, the Company does not believe that providing detail in the notes to the financial statements of the individual expenses included within the general and administrative expenses line item provides any significant value to its investors.

5. The Staff refers to the line item for “Interest, fee and dividend income” and to the disclosure in Note B.5., which separately discloses the amounts attributable to interest income, dividend income and fee income. Please include additional narrative disclosure of the fee income so that shareholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting:

(c) The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management’s Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC’s potential future cash flows and dividend sustainability.

Response: The Company respectfully notes that its fee income is a relatively insignificant component of its total investment income (total fee income as a percentage of total investment income was less than 5% in 2015).  In addition, the majority of its fee income is recurring in the sense that there is a certain level during each period.  The Company does record fee income that is more volatile in nature relating to accelerated prepayment and repricing activity and the Company discloses the change in fee income relating to such in the Management’s Discussion and Analysis sections of its filings.  Based on these points, the Company does not believe that additional disclosure is necessary with respect to its fee income.

Consolidated Schedule of Investments, Pages F-7 — F-31

6. Confirm that the securities in the category “Investments in Marketable Securities and Diversified, Registered Bond Funds” meet the disclosure requirements of concealed securities as set forth in footnote 1 to Article 12-12 of Regulation S-X:

1 Each issue shall be listed separately: Provided, however, that an amount not exceeding five percent of the total of Column C may be listed in one amount as “Miscellaneous securities,” provided the securities so listed are not restricted, have been held for not more than one year prior to the date of the related balance sheet, and have not previously been reported by name to the shareholders of the person for which the schedule is filed or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public.

Response: The Company confirms that the securities in the category “investments in marketable securities and diversified, registered bond funds” meet the disclosure requirements of concealed securities as set forth in footnote 1 to Rule 12-12 of Regulation S-X.

7. Correspondence filed on May 7, 2014 includes in response to Comment 10 a description of Main Street’s disclosure policy related to interest rates.  In its correspondence filed on July 16, 2015, the Company undertook to revise its disclosure to include an explanation of the Company’s policy related to interest rates.  Please explain how the disclosure was revised to incorporate the Staff’s comment.

Response: Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2015, the Company added the following disclosure in a footnote to its index based floating interest rate loans in its Consolidated Schedule of Investments in response to the Staff’s comment: “Index based floating interest rate is subject to contractual minimum interest rate. Variable rate loans bear interest at a rate that may be determined by reference to either LIBOR (which can include one-, two-, three- or six-month LIBOR) or Prime, at the borrower’s option, which rates reset periodically based on the terms of the loan agreement.”

Beginning with its financial statements for the fiscal quarter ending June 30, 2016, the Company will revise the footnote above substantially as follows: “A majority of the variable rate loans in the Company’s investment portfolio bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), which typically resets semi-annually, quarterly, or monthly at the borrower’s option. The borrower may also elect to have multiple interest reset periods for each loan. For each such loan, the Company has provided the weighted average annual stated interest rate in effect at [period end]. As noted in the table above, [  ]% (based on par) of debt securities contain LIBOR floors which range between [  ]% and [  ]%.”

Notes to Consolidated Financial Statements, Pages F-56 — F-104

8. With regard to the Company’s unfunded commitments, please confirm that the Company believes that its assets will provide adequate cover to allow the Company to satisfy all of its unfunded commitments that are currently outstanding. In addition, please explain how the Company plans to satisfy its unfunded commitments.

Response: The Company confirms and represents to the Staff that it believes that its assets will provide adequate cover to satisfy its unfunded commitments. The Company will use a combination of cash on hand, proceeds from sold/liquidated investments, or borrowings under line of credit to cover its unfunded commitments.

9. The Staff refers the Company to FASB ASC 820-10-50-6A. The Staff asks the Company to consider whether the disclosure requirements in this standard apply to any of the Company’s equity investments and, if so, to revise its disclosure as necessary.

Response: The Company will consider whether the disclosure requirements apply and if necessary include additional disclosures in its financial statements for the fiscal quarter ending June 30, 2016.

10. Please confirm that the unfunded commitments are accounted for in accordance with ASC 820.

Response: The Company confirms that the fair value of its unfunded commitments did not have a material impact on or with respect to its December 31, 2015 or March 31, 2016 financial statements.  In addition, the Company will assess whether any changes relating to this comment are required and reflect any necessary changes in its financial statements for the fiscal quarter ending June 30, 2016.

General Comments

11. Please file an updated consent with the amended N-2 filing if 30 days has passed since the initial filing date of the N-2.

Response: The Company has complied with this comment.

12. Please update with the unaudited quarterly information if the Form 10-Q for the quarter ended March 31, 2016 is filed before the N-2 is declared effective.

Response: The Company will comply with this comment if the Registration Statement is not declared effective before its Form 10-Q for the quarter ended March 31, 2016 is filed.

*              *              *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas